
December 3, 2014

Via E-mail
Richard E. Muncrief
Chief Executive Officer
Apco Oil and Gas International Inc.
3500 One Williams Center
Tulsa, OK 74172-0172

> **Re: Apco Oil and Gas International Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2014**
> **File No. 000-08933**

Dear Mr. Muncrief:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.   We note your response to our prior comment 2. We note that you have added disclosure under the heading "Dissenter Rights" in the summary section, beginning on page 10, and in the "Dissenter Rights" section beginning on page 76. In both places, you now state that "[y]ou need not vote against any of the proposals at the extraordinary general meeting in order to exercise your dissenter rights." But on page 76, you have added an additional caveat that "[h]owever, in the event you exercise Dissenter Rights, a vote by you in favor of the approval and adoption of the Merger Agreement and the plan of merger exhibited thereto at the extraordinary general meeting could deprive you of standing to seek a determination from the Grand Court (defined below) of whether the fair value for your Company Shares exceeds the Merger Consideration." Please add this caveat to the summary section as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director